Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

February 14, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 11, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Genesis Unicorn Capital Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Units, each consisting of one share of Class A common stock,
> par value $0.0001 and one redeemable warrant
>
> Class A Common Stock, par value $0.0001 per share
>
> Redeemable Warrants, each warrant exercisable for one share
> Class A common stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi